UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 5)

RULE 13e-3 TRANSACTION STATEMENT

(Under Section 13(e) of the Securities Exchange Act of 1934)

eHi Car Services Limited

(Name of the Issuer)

eHi Car Services Limited

Mr. Ray Ruiping Zhang

L & L Horizon, LLC
MBK Partners Fund IV, L.P.
MBK Partners JC IV, L.P.

Fastforward Holdings Ltd
Fastforward Investment Ltd
Fastforward Company Ltd

The Crawford Group, Inc.

ICG Holdings 1, LLC

ICG Holdings 2, LLC

Ctrip Investment Holding Ltd.

C-Travel International Limited

Ctrip.com International, Ltd.

Ocean General Partners Limited

Ocean Voyage L.P.

Ocean Imagination L.P.

CDH Car Rental Service Limited

Nanyan Zheng

Tianyi Jiang

Dongfeng Asset Management Co., Ltd.

Teamsport Topco Limited

Teamsport Midco Limited
Teamsport Parent Limited
Teamsport Bidco Limited

(Names of Persons Filing Statement)

Class A Common Shares, par value US$0.001 per share

American Depositary Shares, each representing two Class A Common Shares

(Title of Class of Securities)

26853A1001

(CUSIP Number)

eHi Car Services Limited Tel: +86 21 6468 7000 Fax: +86 21 5489 1121 Email: ir@ehic.com.cn Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road Shanghai, 200062 People’s Republic of China	Mr. Ray Ruiping Zhang L & L Horizon, LLC Tel: +86 180 0180 0611 Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road Shanghai, 200062 People’s Republic of China

MBK Partners Fund IV, L.P.
MBK Partners JC IV, L.P.
Fastforward Holdings Ltd

Fastforward Investment Ltd
Fastforward Company Ltd

Tel: +1 (345) 814 5303
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

Dongfeng Asset Management Co., Ltd. Tel: +86 27 8428 5066 Special No. 1 Dongfeng Road Wuhan Economic and Technology Development Zone Wuhan, Hubei People’s Republic of China

Teamsport Topco Limited

Teamsport Midco Limited

Teamsport Parent Limited
Teamsport Bidco Limited

Tel: +1 (345) 814 5303
c/o Maples Corporate Services
PO Box 309, Ugland House

Grand Cayman, KY1-1104
Cayman Islands

The Crawford Group, Inc. ICG Holdings 1, LLC ICG Holdings 2, LLC Tel: +1 (314) 512 5000 600 Corporate Park Drive St. Louis, Missouri 63105 United States of America

Ctrip Investment Holding Ltd. C-Travel International Limited Ctrip.com International, Ltd. Tel: +86 21 3406 4880 c/o 968 Jin Zhong Road, Shanghai 200335 People’s Republic of China

Ocean General Partners Limited

Ocean Voyage L.P.

Ocean Imagination L.P.

CDH Car Rental Service Limited

Nanyan Zheng

Tianyi Jiang

Unit 1903B-05 Exchange Tower, 33 Wang Chiu Road,

Kowloon Bay, Hong Kong

Fax: +852 3421 0430

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Gordon K. Davidson, Esq. David K. Michaels, Esq. Ken S. Myers, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 Tel: +1 (650) 988 8500	Tim Gardner, Esq. William Welty, Esq. Weil, Gotshal & Manges 29/F, Alexandra House 18 Chater Road, Central Hong Kong Tel: +852 3476 9000	Portia Ku, Esq. Nima Amini, Esq. Vincent Lin, Esq. O’Melveny & Myers LLP 31st Floor, AIA Central 1 Connaught Road, Central Hong Kong Tel: +852 3512 2300

Greg Pilarowski, Esq. Pillar Legal, P.C. Suite 1419-1420, Far East Building 1101 Pudong South Road, Pudong District Shanghai 2001120 People’s Republic of China Tel: +86 21 5876 0206	Thomas A. Litz, Esq. Thompson Coburn LLP One US Bank Plaza St. Louis, Missouri 63101 United States of America Tel: +1 (314) 552 6072	Don S. Williams, Esq. Sheppard, Mullin, Richter & Hampton LLP 26th Floor, Wheelock Square 1717 Nanjing Road West Shanghai, 200040 People’s Republic of China Tel: +86 21 2321 6018

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong Tel: +852 3740 4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 46/F, Jing An Kerry Centre, Tower II 1539 Nanjing West Road, Shanghai 200040 People’s Republic of China Tel: +86 21 6193 8200

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$458,970,954.13	$55,627.28

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) 62,609,195 common shares of the issuer (including common shares represented by American Depositary Shares of the issuer) subject to the transaction multiplied by the aggregate cash payment of US$6.125 per common share, plus (b) 9,547,521 common shares of the issuer subject to the transaction multiplied by the aggregate cash payment of US$7.25 per common share, plus (c) the product of 2,376,000 common shares issuable under all outstanding and unexercised options subject to the transaction multiplied by US$2.63507 per share (which is the difference between US$6.125 and the weighted average exercise price of US$3.48993 per share), plus (d) the product of 1,500 restricted shares of the issuer multiplied by US$6.125 per share ((a), (b), (c), and (d) together, the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2019, issued on August 24, 2018, was calculated by multiplying the Transaction Valuation by 0.0001212.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US$135.95	Filing Party: eHi Car Services Limited

Form or Registration No.: Schedule 13E-3	Date Filed: June 4, 2018

Amount Previously Paid: US$74,400.25	Filing Party: eHi Car Services Limited

Form or Registration No.: Schedule 13E-3	Date Filed: April 26, 2018

Amount Previously Paid: US$8,388.84	Filing Party: BPEA Teamsport Limited

Form or Registration No.: Schedule 13E-3	Date Filed: March 9, 2018

[1]	This CUSIP applies to American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A Common Shares.

INTRODUCTION

This Amendment No. 5 (this “Amendment”) to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

(a)	eHi Car Services Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the common shares, consisting of Class A common shares, par value US$0.001 per share (each, a “Class A Share”), including the Class A Shares represented by American Depositary Shares, each representing two Class A Shares (“ADSs”), and Class B common shares, par value US$0.001 per share (each, a “Class B Share” and, collectively with Class A Shares, “Shares” and, each, a “Share”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;

(b)	Mr. Ray Ruiping Zhang, a citizen of the United States of America (“Mr. Zhang”);

(c)	L & L Horizon, LLC, a Delaware limited liability company (“Horizon LLC” and, together with Mr. Zhang, the “Mr. Zhang Filing Persons”);

(d)	MBK Partners Fund IV, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“MBKP LP”);

(e)	MBK Partners JC IV, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“MBKP JC LP”);

(f)	Fastforward Holdings Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“MBKP SPV Holdings”);

(g)	Fastforward Investment Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“MBKP SPV Investment”);

(h)	Fastforward Company Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“MBKP SPV” and, together with MBKP LP, MBKP JC LP, MBKP SPV Holdings and MBKP SPV Investment, the “MBKP Filing Persons”);

(i)	The Crawford Group, Inc., a Missouri corporation (“Crawford”);

(j)	ICG Holdings 1, LLC, a Delaware limited liability company (“ICG Holdco 1”);

(k)

ICG Holdings 2, LLC, a Delaware limited liability company (“ICG Holdco 2” and, together with ICG Holdco 1, the “ICG Holdcos” and the ICG Holdcos, together with Crawford, the “Crawford Filing Persons”);

(l)	Ctrip Investment Holding Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Ctrip Investment”);

(m)	C-Travel International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“C-Travel”);

(n)	Ctrip.com International, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Ctrip” and together with Ctrip Investment and C-Travel, the “Ctrip Filing Persons”);

(o)	Ocean General Partners Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Ocean GP”);

(p)	Ocean Voyage L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Ocean Voyage”);

(q)	Ocean Imagination L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Ocean Imagination”);

(r)	CDH Car Rental Service Limited, a business company incorporated under the laws of the British Virgin Islands (“CDH Car”);
(s)	Mr. Nanyan Zheng, a citizen of the People’s Republic of China (“Mr. Zheng”);

(t)	Mr. Tianyi Jiang, a Hong Kong permanent resident (“Mr. Jiang” and, together with Ocean GP, Ocean Voyage, Ocean Imagination, CDH Car and Mr. Zheng, the “Ocean Filing Persons”);

(u)	Dongfeng Asset Management Co., Ltd., a limited liability company formed under the laws of the People’s Republic of China (“DF Asset Management”);

(v)	Teamsport Topco Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Holdco”);

(w)	Teamsport Midco Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Midco”);

(x)	Teamsport Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); and

1

(y)	Teamsport Bidco Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”).

This Amendment amends and restates in its entirety the information set forth in the Transaction Statement.

On February 18, 2019, the Company entered into an Amended and Restated Agreement and Plan of Merger (as so amended and restated and as may be further amended from time to time, the “Merger Agreement”) with Parent and Merger Sub, which included a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”). The Merger Agreement amends and restates and replaces in its entirety that certain Agreement and Plan of Merger, dated April 6, 2018 (the “Original Merger Agreement”), among the Company, Parent and Merger Sub. The Merger Agreement provides for the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”) after the Merger as a wholly-owned subsidiary of Parent. Midco is the sole shareholder of Parent.  Holdco is the sole shareholder of Midco. At the effective time of the Merger (the “Effective Time”), Holdco will be beneficially owned by the Mr. Zhang Filing Persons, the MBKP Filing Persons, the Crawford Filing Persons, the Ctrip Filing Persons, the Ocean Filing Persons and DF Asset Management (collectively, the “Buyer Group”).

Under the terms of the Merger Agreement, at the Effective Time, (i) each Share, other than certain Shares described below, issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive US$6.125 per Share (such amount, the “Per Share Merger Consideration”), and (ii) each ADS (other than any ADSs representing Excluded Shares (as defined below)) will be cancelled in exchange for the right to receive US$12.25 per ADS (such amount, the “Per ADS Merger Consideration”) (net of the cancellation fee of US$0.05 per ADS payable pursuant to the terms and conditions set forth in the deposit agreement, dated November 17, 2014 (the “Deposit Agreement”), among the Company, JPMorgan Chase Bank, N.A., in its capacity as the ADS depositary (the “ADS Depositary”), and the holders and beneficial owners of ADSs issued thereunder), and each Class A Share represented by such ADSs will be cancelled, in exchange for the right of the ADS Depositary, as the registered holder of the ADSs, to receive the Per Share Merger Consideration, which the ADS Depositary will distribute to the holders of such ADSs as the Per ADS Merger Consideration pursuant to the Deposit Agreement (net of the cancellation fee of US$0.05 per ADS), in each case, in cash, without interest and net of any applicable withholding taxes.

Notwithstanding the foregoing, if the Merger is completed, the following Shares (including Class A Shares represented by ADSs) will not be converted into or exchanged for the right to receive the Per Share Merger Consideration or the Per ADS Merger Consideration described in the immediately preceding paragraph:

(a)	Each of the 10,944,035 Class A Shares (including Class A Shares represented by ADSs) and the 55,791,036 Class B Shares (collectively, the “Rollover Shares”) held by the Rollover Shareholders (as defined below), which will be contributed by the Rollover Shareholders to Holdco, recontributed by Holdco to Midco and recontributed by Midco to Parent pursuant to the Contribution and Support Agreement (as defined below), and continue to exist without interruption and will at the Effective Time and thereafter be and represent one validly issued, fully paid and non-assessable ordinary share of the Surviving Company without any payment of, or the right to receive, the Per Share Merger Consideration or the Per ADS Merger Consideration;

(b)	Shares (including Class A Shares represented by ADSs) held by Holdco, Parent, the Company or any of their respective subsidiaries and the Shares (including Class A Shares represented by ADSs) held by the ADS Depositary and reserved for issuance pursuant to the 2010 Performance Incentive Plan of the Company and the 2014 Performance Incentive Plan of the Company (as amended, collectively, the “Share Incentive Plans”) immediately prior to the Effective Time (such Shares, together with the Rollover Shares, the “Excluded Shares”), which will be cancelled without payment of any consideration or distribution therefor; and

(c)	Shares held by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law (2018 Revision) of the Cayman Islands (the “Cayman Islands Companies Law”), which will be cancelled at the Effective Time in exchange for the right to receive the fair value of such Shares determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Law.

In addition to the foregoing, at the Effective Time, each option to purchase Shares granted under the Share Incentive Plans, whether or not vested, that is then outstanding and unexercised will be cancelled and, if the per Share exercise price of such option is less than US$6.125, entitle the holder thereof to receive, as soon as practicable after the Effective Time, from the Surviving Company or one of its subsidiaries, without interest and net of any applicable withholding taxes, a cash amount equal to the product of (a) the excess, if any, of US$6.125 over the exercise price of such option and (b) the number of Shares underlying such option. At the Effective Time, each restricted share awarded under the Share Incentive Plans that is outstanding but not fully vested immediately prior to the Effective Time will be cancelled and entitle the holder thereof to receive, as soon as practicable after the Effective Time, from the Surviving Company or one of its subsidiaries an amount equal to US$6.125, in cash, without interest and net of any applicable withholding taxes.

2

The Merger remains subject to the satisfaction or waiver of the closing conditions set forth in the Merger Agreement, including the requisite approval of the Company’s shareholders as well as certain other customary closing conditions. The Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including the Merger, must be authorized and approved by (i) a shareholders’ special resolution passed by the affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of the Company’s shareholders, (ii) a shareholders’ resolution passed by the affirmative vote of holders of Shares representing a majority of the aggregate voting power of the Shares and (iii) a shareholders’ resolution passed by the affirmative vote of holders of a majority of the total outstanding Class A Shares.

On February 18, 2019, concurrently with the execution and delivery of the Merger Agreement, Parent entered into an amended and restated contribution and support agreement, which amended and restated in its entirety the contribution and support agreement entered into concurrently with the execution and delivery of the Original Merger Agreement (as so amended and restated and as may be further amended from time to time, the “Contribution and Support Agreement”), with Horizon LLC, the Crawford Filing Persons, Ctrip Investment, CDH Car and DF Asset Management (collectively, the “Rollover Shareholders”), Holdco and Midco, pursuant to which, in connection with and immediately prior to the Effective Time:

•	the Rollover Shareholders will contribute the Rollover Shares to Holdco in exchange for newly issued ordinary shares in Holdco;

•	Holdco will recontribute the Rollover Shares to Midco in exchange for newly issued ordinary shares in Midco;

•	Midco will recontribute the Rollover Shares to Parent in exchange for newly issued ordinary shares in Parent; and

•	the Rollover Shares will continue as ordinary shares of the Surviving Company without payment of any consideration or distribution therefor.

As of the date of this Transaction Statement, the Rollover Shareholders beneficially own in the aggregate 10,944,035 Class A Shares (including Class A Shares represented by ADSs) and 55,791,036 Class B Shares, collectively representing approximately 47.70% of the issued and outstanding Shares and approximately 77.96% of the outstanding voting power of the Company (for purposes of this calculation, excluding from the issued and outstanding Shares, Shares issuable upon the exercise of options of the Company).

3

On August 9, 2018, following Crawford’s exercise of its right of first offer under the Third Amended and Restated Investors’ Rights Agreement, dated December 11, 2013 (the “IRA”), by and among the Company and certain of its shareholders, in response to a first offer notice delivered to Crawford and Ctrip Investment by Ignition Growth Capital I, L.P. and Ignition Growth Capital Managing Directors Fund I, LLC (together, the “IGC Sellers”), Crawford entered into a secondary stock purchase agreement with the IGC Sellers, ICG Holdco 1 and ICG Holdco 2, pursuant to which, among other things, on the same date, Crawford directly or indirectly acquired 37,501 Class A Shares, 6,187,197 Class B Shares and 533,885 ADSs (collectively, the “IGC Offered Securities”) from the IGC Sellers (the “IGC ROFO Purchase”) for a purchase price per Class A Share of US$6.75, or per ADS of US$13.50, and a purchase price per Class B Share of US$7.25, or an aggregate purchase price of US$52,317,757.50. The IGC ROFO Purchase was structured as a sale by the IGC Sellers to Crawford of 37,501 Class A Shares, 533,885 ADSs and all of the equity interests in the ICG Holdcos, which collectively own 6,187,197 Class B Shares. The purchase price paid by Crawford attributable to the Class B Shares included in the IGC Offered Securities is subject to adjustment for a certain period of time if Crawford (or other members of the Buyer Group) offers to pay, or sell its Shares or ADSs at, a higher price to a holder of Shares or ADSs. As a result of the consummation of the IGC ROFO Purchase, as of the date hereof, Crawford directly or indirectly owns 1,105,271 Class A Shares (including Class A Shares represented by ADSs) and 24,881,200 Class B Shares, which represent approximately 18.6% of the issued and outstanding Shares or approximately 34.3% of the aggregate voting power of the issued and outstanding Shares (for purposes of this calculation, excluding from the issued and outstanding Shares, Shares issuable upon the exercise of options of the Company). Pursuant to the terms of the Contribution and Support Agreement, Crawford and the ICG Holdcos have agreed to (a) contribute the IGC Offered Securities, in connection with and immediately prior to the Effective Time, to Holdco in exchange for newly issued ordinary shares in Holdco and (b) vote, or cause to be voted, the IGC Offered Securities in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

On May 3, 2018, Crawford exercised its right of first offer under the IRA in respect of 9,081,665 Class B Shares (collectively, the “GS Offered Shares”) owned by GS Car Rental HK Limited and GS Car Rental HK Parallel Limited (together, the “GS Sellers”) in response to a first offer notice (the “GS First Offer Notice”) delivered by the GS Sellers to Crawford and Ctrip Investment. The initial purchase price of the GS Offered Shares offered by the GS Sellers in the GS First Offer Notice was US$7.25 per GS Offered Share, and the sale of the GS Offered Shares was expected to be implemented indirectly as a sale of the equity interests in the GS Sellers or one or more affiliates of the GS Sellers, in order to allow the transfer of the GS Sellers’ Class B Shares without conversion into Class A Shares pursuant to the memorandum and articles of association of the Company. The initial purchase price of the GS Offered Shares was subject to adjustment for a certain period of time if Crawford (or other members of the Buyer Group) were to offer to pay, or to sell its Shares or ADSs at, a higher price to a holder of Shares or ADSs.

Following Crawford’s exercise of its right of first offer under the IRA in respect of the GS Offered Shares, a dispute arose between Crawford and the GS Sellers regarding their respective rights and obligations under the right of first offer provisions of the IRA. For purposes of settling the dispute, on February 22, 2019, Crawford proposed to the GS Sellers that (a) Holdco purchase the GS Offered Shares, comprising 9,081,665 Class B Shares, representing approximately 6.5% of the issued and outstanding Shares and approximately 12.4% of the outstanding voting power of the Company (for purposes of this calculation, excluding from the issued and outstanding Shares, Shares issuable upon the exercise of options of the Company), for a purchase price of US$7.25 per GS Offered Share, or an aggregate purchase price of US$65,842,071, immediately prior to, and conditioned upon the occurrence of, the Merger, (b) the GS Sellers agree to vote, or cause to be voted, the GS Offered Shares in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger (and against any alternative transaction), and (c) upon such purchase, the parties would mutually release any claims arising out of the dispute. The GS Sellers and Crawford subsequently exchanged drafts of a stock purchase agreement containing terms consistent with those proposed by Crawford and also contemplating: (i) an increase of the purchase price by the amount of the applicable premium if, prior to completion of the Merger, the Buyer Group increases the Per Share Merger Consideration or the Per ADS Merger Consideration to an amount, or if, during the period beginning on January 2, 2018 and ending on the date of the Merger, Holdco, Crawford or Ctrip Investment shall have acquired Shares or ADSs for a price per Share or ADS, greater than US$7.25 or US$14.50, respectively; and (ii) that the parties releasing claims arising out of the dispute would also include Crawford and Ctrip Investment. It is anticipated that any purchase of the GS Offered Shares by Holdco (the “GS ROFO Purchase”) would be made pursuant to a definitive share purchase agreement with the GS Sellers, Crawford and Ctrip Investment on the foregoing terms and such other terms mutually acceptable to Holdco, Crawford, Ctrip Investment and the GS Sellers. If acquired by Holdco, the GS Offered Shares will be Excluded Shares and will be cancelled in connection with the Merger without payment of any consideration or distribution therefor.

4

On February 18, 2019, Holdco entered into a share purchase agreement (the “New Access Purchase Agreement”) with New Access Capital International Limited and New Access Investments Group Limited (collectively, the “NA Sellers”), pursuant to which, among other things, Holdco has agreed, subject to certain conditions, including the substantially contemporaneously closing of the Transactions, including the Merger, to purchase (the “NA Purchase”) from the NA Sellers, immediately prior to the Merger, 2,000 Class A Shares and 465,856 Class B Shares (collectively, the “Purchased NA Shares”), collectively representing approximately 0.3% of the issued and outstanding Shares and approximately 0.6% of the outstanding voting power of the Company (for purposes of this calculation, excluding from the issued and outstanding Shares, Shares issuable upon the exercise of options of the Company), for a purchase price per Class A Share of US$6.125 and a purchase price per Class B Share of US$7.25, or an aggregate purchase price of US$3,389,706. Pursuant to the terms of the New Access Purchase Agreement, the NA Sellers have agreed to vote, or cause to be voted, the Purchased NA Shares in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger (and against any alternative transaction).

On February 18, 2019, BPEA Teamsport Limited (“Baring SPV”) entered into a support agreement with Holdco, Midco and Parent, pursuant to which Baring SPV has agreed, among other things, to vote, or cause to be voted, all of the Shares (including Class A Shares represented by ADSs) owned directly or indirectly by it in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. As of the date hereof, Baring SPV owns 10,528,160 Class A Shares represented by ADSs, which represent approximately 14.3% of the issued and outstanding Class A Shares and approximately 1.4% of the outstanding voting power of the Company (for purposes of this calculation, excluding from the issued and outstanding Shares, Shares issuable upon the exercise of options of the Company).

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the extraordinary general meeting of the Company’s shareholders, at which the Company’s shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. Copies of the Merger Agreement and the Plan of Merger are attached to the Proxy Statement as Annex A and Annex B, respectively, and are incorporated herein by reference.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person, and no Filing Person has produced any disclosure with respect to any other Filing Person.

5

Item 1	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

•	“The Extraordinary General Meeting— Procedures for Voting”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Market Price of the ADSs”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Dividend Policy”

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in Shares and ADSs—Prior Public Offerings”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in Shares and ADSs”

Item 3	Identity and Background of Filing Persons

(a)	Name and Address. eHi Car Services Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex F—Directors and Executive Officers of Each Filing Person”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex F—Directors and Executive Officers of Each Filing Person”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex F—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)-(1)	Material Terms—Tender Offers. Not applicable.

(a)-(2)	Material Terms—Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

6

•	“Special Factors”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Annex A—Amended and Restated Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interim Investors Agreement”

•	“Summary Term Sheet— ROFO Purchases”

•	“Summary Term Sheet— NA Purchase”

•	“Special Factors––Effects of the Merger on the Company”

•	“Special Factors––Financing”

•	“Special Factors— ROFO Purchases”

•	“Special Factors— NA Purchase”

•	“Special Factors—Interests of Certain Persons in the ROFO Purchases, the NA Purchase and the Merger”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Annex A—Amended and Restated Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Dissenters’ Rights”

•	“Dissenters’ Rights”

•	“Annex D—Cayman Islands Companies Law (2018 Revision)—Section 238”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Interests of Certain Persons in the ROFO Purchases, the NA Purchase and the Merger”

•	“Special Factors—Related-Party Transactions”

•	“Transactions in Shares and ADSs”

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the ROFO Purchases and the Merger”

•	“Special Factors—Interests of Certain Persons in the ROFO Purchases, the NA Purchase and the Merger”

•	“Special Factors—Related-Party Transactions”

•	“The Merger Agreement”

•	“Annex A—Amended and Restated Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

7

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—ROFO Purchases”

•	“Special Factors—Interests of Certain Persons in the ROFO Purchases, the NA Purchase and the Merger”

•	“Special Factors—Related-Party Transactions”

•	“The Merger Agreement”

•	“Annex A—Amended and Restated Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing”

•	“Summary Term Sheet—Contribution and Support Agreement”

•	“Summary Term Sheet—ROFO Purchases”

•	“Summary Term Sheet—NA Purchase”

•	“Summary Term Sheet—BPEA Support Agreement”

•	“Summary Term Sheet—Interim Investors Agreement”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Contribution and Support Agreement”

•	“Special Factors—ROFO Purchases”

•	“Special Factors—NA Purchase”

•	“Special Factors—BPEA Support Agreement”

•	“Special Factors—Interim Investors Agreement”

•	“Special Factors—Interests of Certain Persons in the ROFO Purchases, the NA Purchase and the Merger”

•	“Special Factors—Voting by the Buyer Group at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Transactions in Shares and ADSs”

•	“Annex A—Amended and Restated Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Purposes of and Reasons for the ROFO Purchases and the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“The Merger Agreement”

•	“Annex A—Amended and Restated Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger Agreement”

•	“Summary Term Sheet—Purposes and Effects of the ROFO Purchases, the NA Purchase and the Merger”

8

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the ROFO Purchases, the NA Purchase and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the ROFO Purchases and the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the ROFO Purchases, the NA Purchase and the Merger”

•	“The Merger Agreement”

•	“Annex A—Amended and Restated Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the ROFO Purchases, the NA Purchase and the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the ROFO Purchases and the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the ROFO Purchases, the NA Purchase and the Merger”

•	“Special Factors—Purposes of and Reasons for the ROFO Purchases and the Merger”

•	“Special Factors—Alternatives to the Merger”

•	“Special Factors—Effects on the Company if the Merger Is Not Completed”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the ROFO Purchases, the NA Purchase and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the ROFO Purchases, the NA Purchase and the Merger”

•	“Special Factors—Purposes of and Reasons for the ROFO Purchases and the Merger”

•	“Special Factors—Effects of the Merger on the Company”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the ROFO Purchases, the NA Purchase and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

9

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger Is Not Completed”

•	“Special Factors—Interests of Certain Persons in the ROFO Purchases, the NA Purchase and the Merger”

•	“Special Factors—Material U.S. Federal Income Tax Consequences”

•	“Special Factors—Material PRC Income Tax Consequences”

•	“Special Factors—Material Cayman Islands Tax Consequences”

•	“The Merger Agreement”

•	“Annex A—Amended and Restated Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Summary Term Sheet—Position of the Buyer Group as to the Fairness of the ROFO Purchases, the NA Purchase and the Merger”

•	“Summary Term Sheet—Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the ROFO Purchases, the NA Purchase and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the ROFO Purchases, the NA Purchase and the Merger”

•	“Special Factors—Prior Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

•	“Special Factors—Opinion Dated February 18, 2019 of Duff & Phelps, the Special Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the ROFO Purchases, the NA Purchase and the Merger”

•	“Annex C —Opinion of Duff & Phelps, LLC, Financial Advisor to the Special Committee, dated February 18, 2019”

The information set forth in the Opinion of Duff & Phelps, LLC, Financial Advisor to the Special Committee, dated April 4, 2018, attached hereto as Exhibit (c)-(1), is incorporated by reference herein.

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Approve the Merger Agreement and the Plan of Merger”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

•	“Special Factors—Prior Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

•	“Special Factors—Opinion Dated February 18, 2019 of Duff & Phelps, the Special Committee’s Financial Advisor”

•	“Annex C —Opinion of Duff & Phelps, LLC, Financial Advisor to the Special Committee, dated February 18, 2019”

The information set forth in the Opinion of Duff & Phelps, LLC, Financial Advisor to the Special Committee, dated April 4, 2018, attached hereto as Exhibit (c)-(1), is incorporated by reference herein.

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

10

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Prior Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

•	“Special Factors—Opinion Dated February 18, 2019 of Duff & Phelps, the Special Committee’s Financial Advisor”

•	“Annex C —Opinion of Duff & Phelps, LLC, Financial Advisor to the Special Committee, dated February 18, 2019”

The information set forth in the Opinion of Duff & Phelps, LLC, Financial Advisor to the Special Committee, dated April 4, 2018, attached hereto as Exhibit (c)-(1), is incorporated by reference herein.

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Prior Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

•	“Special Factors—Opinion Dated February 18, 2019 of Duff & Phelps, the Special Committee’s Financial Advisor”

•	“Annex C —Opinion of Duff & Phelps, LLC, Financial Advisor to the Special Committee, dated February 18, 2019”

The information set forth in the Opinion of Duff & Phelps, LLC, Financial Advisor to the Special Committee, dated April 4, 2018, attached hereto as Exhibit (c)-(1), is incorporated by reference herein.

(c)	Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or ADSs or his, her or its representative who has been so designated in writing.

Item 10	Source and Amounts of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing”

•	“Special Factors—Financing”

•	“The Merger Agreement”

•	“Annex A—Amended and Restated Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing”

•	“Special Factors—Financing”

(c)	Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Special Factors—Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Financing”

•	“Special Factors—Financing”

•	“The Merger Agreement—Financing”

11

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the ROFO Purchases, the NA Purchase and the Merger”

•	“Special Factors—Interests of Certain Persons in the ROFO Purchases, the NA Purchase and the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in Shares and ADSs”

Item 12	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the ROFO Purchases, the NA Purchase and the Merger”

•	“Summary Term Sheet—Contribution and Support Agreement”

•	“Summary Term Sheet —ROFO Purchases”

•	“Summary Term Sheet —NA Purchase”

•	“Summary Term Sheet —BPEA Support Agreement”

•	“Special Factors—Contribution and Support Agreement”

•	“Special Factors—ROFO Purchases”

•	“Special Factors—NA Purchase”

•	“Special Factors—BPEA Support Agreement”

•	“Special Factors—Voting by the Buyer Group at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Summary Term Sheet—Position of the Buyer Group as to the Fairness of the ROFO Purchases, the NA Purchase and the Merger”

•	“Summary Term Sheet—Contribution and Support Agreement”

•	“Summary Term Sheet—ROFO Purchases”

•	“Summary Term Sheet —NA Purchase”

•	“Summary Term Sheet —BPEA Support Agreement”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the ROFO Purchases, the NA Purchase and the Merger”

•	“Special Factors—Contribution and Support Agreement”

•	“Special Factors—ROFO Purchases”

•	“Special Factors—NA Purchase”

•	“Special Factors—BPEA Support Agreement”

•	“The Extraordinary General Meeting—the Board’s Recommendation”

Item 13	Financial Statements

(a)	Financial Information. The audited financial statements of the Company for the two fiscal years ended December 31, 2016 and 2017 are incorporated herein by reference to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 30, 2018 (see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the six-month periods ended June 30, 2017 and June 30, 2018 are incorporated herein by reference to the Company’s 2018 interim report furnished on Form 6-K on December 14, 2018.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Financial Information”

12

•	“Where You Can Find More Information”

(b)	Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the ROFO Purchases, the NA Purchase and the Merger”

•	“Annex F—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(b)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

13

Item 16	Exhibits

(a)-(1)	Proxy Statement of the Company, dated March 11, 2019 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated April 6, 2018, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 6, 2018 (File No. 001-36731).

(a)-(6)	Press Release issued by the Company, dated April 16, 2018, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 16, 2018 (File No. 001-36731).

(a)-(7)	Press Release issued by the Company, dated February 19, 2019, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on February 19, 2019 (File No. 001-36731).

(b)-(1)**	Amended and Restated Equity Commitment Letter, dated February 18, 2019, by and between MBKP LP and Holdco.

(b)-(2)**	Equity Commitment Letter, dated February 18, 2019, by and between Ocean Imagination and Holdco.

(b)-(3)**	Amended and Restated Equity Commitment Letter, dated February 18, 2019, by and between Crawford and Holdco.

(c)-(1)*	Opinion of Duff & Phelps, LLC, dated April 4, 2018.

(c)-(2)*	Discussion Materials and Presentation prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated April 4, 2018.

(c)-(3)	Opinion of Duff & Phelps, LLC, dated February 18, 2019, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(4)**	Discussion Materials and Presentation prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated February 18, 2019.

(d)-(1)	Amended and Restated Agreement and Plan of Merger, dated February 18, 2019, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Amended and Restated Contribution and Support Agreement, dated February 18, 2019, by and among the Rollover Shareholders, Holdco, Midco and Parent, incorporated herein by reference to Annex E to the Proxy Statement.

(d)-(3)**	Amended and Restated Interim Investors Agreement, dated February 18, 2019, by and among MBKP LP, Ocean Imagination, Crawford, the Rollover Shareholders, Holdco, Midco, Parent and Merger Sub.

(d)-(4)**	Amended and Restated Limited Guarantee, dated February 18, 2019, by MBKP LP, in favor of the Company.

14

(d)-(5)**	Limited Guarantee, dated February 18, 2019, by Ocean Imagination in favor of the Company.

(d)-(6)**	Limited Guarantee, dated February 18, 2019, by Ctrip Investment in favor of the Company.

(d)-(7)**	Amended and Restated Limited Guarantee, dated February 18, 2019, by Crawford in favor of the Company.

(d)-(8)**	Amended and Restated Limited Guarantee, dated February 18, 2019, by Horizon LLC in favor of the Company.

(d)-(9)**	Amended and Restated Limited Guarantee, dated February 18, 2019, by DF Asset Management in favor of the Company.

(d)-(10)	Notice of Proposed Sale of Shares of the Company, dated April 23, 2018, from the IGC Sellers to Crawford, incorporated herein by reference to Exhibit 99.8 to the Schedule 13D/A filed by Jack Taylor Family Voting Trust U/A/D 4/14/99, Andrew C. Taylor, Jo Ann T. Kindle, Christine B. Taylor, and Carolyn Kindle Betz with the SEC on May 7, 2018 (File No. 005-88413).

(d)-(11)	First ROFO Acceptance Notice, dated May 2, 2018, from Crawford to the IGC Sellers, incorporated herein by reference to Exhibit 99.9 to the Schedule 13D/A filed by Jack Taylor Family Voting Trust U/A/D 4/14/99, Andrew C. Taylor, Jo Ann T. Kindle, Christine B. Taylor, and Carolyn Kindle Betz with the SEC on May 7, 2018 (File No. 005-88413).

(d)-(12)**	First ROFO Acceptance Notice, dated May 2, 2018, from Ctrip Investment to the IGC Sellers.

(d)-(13)	First Offer Notice dated April 25, 2018 from the GS Sellers to Crawford, incorporated herein by reference to Exhibit 99.10 to the Schedule 13D/A filed by Jack Taylor Family Voting Trust U/A/D 4/14/99, Andrew C. Taylor, Jo Ann T. Kindle, Christine B. Taylor, and Carolyn Kindle Betz with the SEC on May 7, 2018 (File No. 005-88413).

(d)-(14)	First ROFO Acceptance Notice, dated May 3, 2018, from Crawford to the GS Sellers, incorporated herein by reference to Exhibit 99.11 to the Schedule 13D/A filed by Jack Taylor Family Voting Trust U/A/D 4/14/99, Andrew C. Taylor, Jo Ann T. Kindle, Christine B. Taylor, and Carolyn Kindle Betz with the SEC on May 7, 2018 (File No. 005-88413).

(d)-(15)**	First ROFO Acceptance Notice, dated April 27, 2018, from Ctrip Investment to the GS Sellers.

(d)-(16)	Secondary Stock Purchase Agreement, dated August 9, 2018, by and among Crawford and the IGC Sellers, incorporated herein by reference to Exhibit 99.12 to the Schedule 13D/A filed by Jack Taylor Family Voting Trust U/A/D 4/14/99, Andrew C. Taylor, Jo Ann T. Kindle, Christine B. Taylor, and Carolyn Kindle Betz with the SEC on August 14, 2018 (File No. 005-88413).

(d)-(17)	Termination Agreement, dated February 18, 2019, by and among MBKP LP, The Baring Asia Private Equity Fund VI, L.P.1, The Baring Asia Private Equity Fund VI, L.P.2, The Baring Asia Private Equity Fund VI Co-investment L.P., BPEA Teamsport Limited, Crawford, RedStone, Horizon LLC, DF Asset Management, Holdco, Midco, Parent, Merger Sub and MBKP SPV incorporated herein by reference to Exhibit 7.23 to the Schedule 13D/A filed by BPEA Teamsport Limited with the SEC on February 19, 2019 (File No. 005-88413).

(d)-(18)	Support Agreement, dated February 18, 2019, by and among, Holdco, Midco, Parent and BPEA Teamsport Limited, incorporated herein by reference to Exhibit 7.24 to the Schedule 13D/A filed by BPEA Teamsport Limited with the SEC on February 19, 2019 (File No. 005-88413).

(d)-(19)**	Share Purchase Agreement, dated February 18, 2019, by and among the NA Sellers and Holdco.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law (2018 Revision), incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

* Previously filed on April 26, 2018.

** Previously filed on February 27, 2019.

15

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2019

eHi Car Services Limited

By	/s/ Qian Miao
Name:	Qian Miao
Title:	Authorized Member of the Special Committee

Ray Ruiping Zhang

By	/s/ Ray Ruiping Zhang

L & L Horizon, LLC

By	/s/ Ray Ruiping Zhang
Name:	Ray Ruiping Zhang
Title:	Member Manager

MBK Partners Fund IV, L.P.

By: MBK Partners GP IV, L.P., its general partner

By: MBK GP IV, Inc., its general partner

By	/s/ Michael ByungJu Kim
Name:	Michael ByungJu Kim
Title:	Director

MBK Partners JC IV, L.P.

By: MBK Partners JC IV, GP, L.P., its general partner

By: MBK Partners JC IV, Inc., its general partner

By	/s/ Teck Chien Kong
Name:	Teck Chien Kong
Title:	Director

Fastforward Holdings Ltd

By	/s/ Kenichiro Kagasa
Name:	Kenichiro Kagasa
Title:	Director

Fastforward Investment Ltd

By	/s/ Kenichiro Kagasa
Name:	Kenichiro Kagasa
Title:	Director

Fastforward Company Ltd

By	/s/ Kenichiro Kagasa
Name:	Kenichiro Kagasa
Title:	Director

The Crawford Group, Inc.

By	/s/ Rick A. Short
Name:	Rick A. Short
Title:	Vice President and Treasurer

ICG Holdings 1, LLC
By: The Crawford Group, Inc., its sole member

By	/s/ Rick A. Short
Name:	Rick A. Short
Title:	Vice President and Treasurer

ICG Holdings 2, LLC
By: The Crawford Group, Inc., its sole member

By	/s/ Rick A. Short
Name:	Rick A. Short
Title:	Vice President and Treasurer

Ctrip Investment Holding Ltd.

By	/s/ Xiaofan Wang
Name:	Xiaofan Wang
Title:	Director

C-Travel International Limited

By	/s/ Min Fan
Name:	Min Fan
Title:	Director

Ctrip.com International, Ltd.

By	/s/ Xiaofan Wang
Name:	Xiaofan Wang
Title:	Chief Financial Officer

Ocean General Partners Limited

By	/s/ Tianyi Jiang
Name:	Tianyi Jiang
Title:	Director

Ocean Voyage L.P.

By	Ocean General Partners Limited
its General Partner

By	/s/ Tianyi Jiang
Name:	Tianyi Jiang
Title:	Director

Ocean Imagination L.P.

By	Ocean Voyage L.P.
its General Partner

By	Ocean General Partners Limited
its General Partner

By	/s/ Tianyi Jiang
Name:	Tianyi Jiang
Title:	Director

CDH Car Rental Service Limited

By	/s/ Xu Li
Name:	Xu Li
Title:	Director

Nanyan Zheng

/s/ Nanyan Zheng

Tianyi Jiang

/s/ Tianyi Jiang

Dongfeng Asset Management Co. Ltd.

By	/s/ Lu Feng
Name:	Lu Feng
Title:	General Manager

Teamsport Topco Limited

By	/s/ Kenichiro Kagasa
Name:	Kenichiro Kagasa
Title:	Director

Teamsport Midco Limited

By	/s/ Kenichiro Kagasa
Name:	Kenichiro Kagasa
Title:	Director

Teamsport Parent Limited

By	/s/ Kenichiro Kagasa
Name:	Kenichiro Kagasa
Title:	Director

Teamsport Bidco Limited

By	/s/ Kenichiro Kagasa
Name:	Kenichiro Kagasa
Title:	Director

EXHIBIT INDEX

(a)-(1)	Proxy Statement of the Company, dated March 11, 2019 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated April 6, 2018, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 6, 2018 (File No. 001-36731).

(a)-(6)	Press Release issued by the Company, dated April 16, 2018, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 16, 2018 (File No. 001-36731).

(a)-(7)	Press Release issued by the Company, dated February 19, 2019, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on February 19, 2019 (File No. 001-36731).

(b)-(1)**	Amended and Restated Equity Commitment Letter, dated February 18, 2019, by and between MBKP LP and Holdco.

(b)-(2)**	Equity Commitment Letter, dated February 18, 2019, by and between Ocean Imagination and Holdco.

(b)-(3)**	Amended and Restated Equity Commitment Letter, dated February 18, 2019, by and between Crawford and Holdco.

(c)-(1)*	Opinion of Duff & Phelps, LLC, dated April 4, 2018.

(c)-(2)*	Discussion Materials and Presentation prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated April 4, 2018.

(c)-(3)	Opinion of Duff & Phelps, LLC, dated February 18, 2019, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(4)**	Discussion Materials and Presentation prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated February 18, 2019.

(d)-(1)	Amended and Restated Agreement and Plan of Merger, dated February 18, 2019, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Amended and Restated Contribution and Support Agreement, dated February 18, 2019, by and among the Rollover Shareholders, Holdco, Midco and Parent, incorporated herein by reference to Annex E to the Proxy Statement.

(d)-(3)**	Amended and Restated Interim Investors Agreement, dated February 18, 2019, by and among MBKP LP, Ocean Imagination, Crawford, the Rollover Shareholders, Holdco, Midco, Parent and Merger Sub.

(d)-(4)**	Amended and Restated Limited Guarantee, dated February 18, 2019, by MBKP LP, in favor of the Company.

(d)-(5)**	Limited Guarantee, dated February 18, 2019, by Ocean Imagination in favor of the Company.

(d)-(6)**	Limited Guarantee, dated February 18, 2019, by Ctrip Investment in favor of the Company.

(d)-(7)**	Amended and Restated Limited Guarantee, dated February 18, 2019, by Crawford in favor of the Company.

(d)-(8)**	Amended and Restated Limited Guarantee, dated February 18, 2019, by Horizon LLC in favor of the Company.

(d)-(9)**	Amended and Restated Limited Guarantee, dated February 18, 2019, by DF Asset Management in favor of the Company.

(d)-(10)	Notice of Proposed Sale of Shares of the Company, dated April 23, 2018, from the IGC Sellers to Crawford, incorporated herein by reference to Exhibit 99.8 to the Schedule 13D/A filed by Jack Taylor Family Voting Trust U/A/D 4/14/99, Andrew C. Taylor, Jo Ann T. Kindle, Christine B. Taylor, and Carolyn Kindle Betz with the SEC on May 7, 2018 (File No. 005-88413).

(d)-(11)	First ROFO Acceptance Notice, dated May 2, 2018, from Crawford to the IGC Sellers, incorporated herein by reference to Exhibit 99.9 to the Schedule 13D/A filed by Jack Taylor Family Voting Trust U/A/D 4/14/99, Andrew C. Taylor, Jo Ann T. Kindle, Christine B. Taylor, and Carolyn Kindle Betz with the SEC on May 7, 2018 (File No. 005-88413).

(d)-(12)**	First ROFO Acceptance Notice, dated May 2, 2018, from Ctrip Investment to the IGC Sellers.

(d)-(13)	First Offer Notice, dated April 25, 2018, from the GS Sellers to Crawford, incorporated herein by reference to Exhibit 99.10 to the Schedule 13D/A filed by Jack Taylor Family Voting Trust U/A/D 4/14/99, Andrew C. Taylor, Jo Ann T. Kindle, Christine B. Taylor, and Carolyn Kindle Betz with the SEC on May 7, 2018 (File No. 005-88413).

(d)-(14)	First ROFO Acceptance Notice, dated May 3, 2018, from Crawford to the GS Sellers, incorporated herein by reference to Exhibit 99.11 to the Schedule 13D/A filed by Jack Taylor Family Voting Trust U/A/D 4/14/99, Andrew C. Taylor, Jo Ann T. Kindle, Christine B. Taylor, and Carolyn Kindle Betz with the SEC on May 7, 2018 (File No. 005-88413).

(d)-(15)**	First ROFO Acceptance Notice, dated April 27, 2018, from Ctrip Investment to the GS Sellers.

(d)-(16)	Secondary Stock Purchase Agreement, dated August 9, 2018, by and among Crawford and the IGC Sellers, incorporated herein by reference to Exhibit 99.12 to the Schedule 13D/A filed by Jack Taylor Family Voting Trust U/A/D 4/14/99, Andrew C. Taylor, Jo Ann T. Kindle, Christine B. Taylor, and Carolyn Kindle Betz with the SEC on August 14, 2018 (File No. 005-88413).

(d)-(17)	Termination Agreement, dated February 18, 2019, by and among MBKP LP, The Baring Asia Private Equity Fund VI, L.P.1, The Baring Asia Private Equity Fund VI, L.P.2, The Baring Asia Private Equity Fund VI Co-investment L.P., BPEA Teamsport Limited, Crawford, RedStone, Horizon LLC, DF Asset Management, Holdco, Midco, Parent, Merger Sub and MBKP SPV incorporated herein by reference to Exhibit 7.23 to the Schedule 13D/A filed by BPEA Teamsport Limited with the SEC on February 19, 2019 (File No. 005-88413).

(d)-(18)	Support Agreement, dated February 18, 2019, by and among, Holdco, Midco, Parent and BPEA Teamsport Limited, incorporated herein by reference to Exhibit 7.24 to the Schedule 13D/A filed by BPEA Teamsport Limited with the SEC on February 19, 2019 (File No. 005-88413).

(d)-(19)**	Share Purchase Agreement, dated February 18, 2019, by and among the NA Sellers and Holdco.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law (2018 Revision), incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

* Previously filed on April 26, 2018.

** Previously filed on February 27, 2019.